EXHIBIT A

SETTLEMENT AGREEMENT

     This Settlement Agreement (this “Agreement”) is made this 12th day of June, 2002, effective at such time as set forth in Section 1 hereof, by and among (i) Phar-Mor, Inc., a Pennsylvania corporation, on behalf of itself and its subsidiaries and affiliates (individually and collectively referred to as the “Debtor”), (ii) the Official Committee of Unsecured Creditors of the Debtor (the “Creditors Committee”), (iii) Melvyn J. Estrin (“Estrin”), (iv) Abbey J. Butler (“Butler”), (v) Avatex, Inc., a Delaware corporation (“Avatex”), and (vi) Human Service Group, Inc. a Delaware corporation (“HSG”). Estrin, Butler, the Debtor and the Creditors Committee are sometimes hereinafter referred to collectively as the “Parties”. Further, it is understood and agreed that Avatex is entering into this Agreement solely with respect to the mutual releases set forth in Sections 4.3 and 4.4 hereof and that HSG is entering into this Agreement solely with respect to the mutual releases set forth in Sections 4.3 and 4.4 hereof and the payments set forth in Exhibit A attached hereto.

Recitals

     A.     The Debtor filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) on September 24, 2001, case numbers 01-44007 through 01-44015 (the “Bankruptcy Case”). The Debtor continues to operate its business and mange its properties as a debtor-in-possession under the Bankruptcy Code, and no trustee or examiner has been appointed in the Bankruptcy Case.

     B.     The United States Bankruptcy Court for the Northern District of Ohio (the “Court”) has jurisdiction over the Bankruptcy Case.

     C.     Pursuant to the Bankruptcy Code, the United States Trustee for the Northern District of Ohio (the “U.S. Trustee”) formed the Creditors Committee on October 5, 2001.

     D.     The Creditors Committee filed a motion with the Court (as defined below), on March 19, 2002, for entry of an order directing the appointment of (i) a responsible person under Chapter 11 of the Bankruptcy Code, or, alternatively, (ii) a Chapter 11 trustee under the Bankruptcy Code (the “Creditors Committee Motion”).

     E.     Each of Estrin and Butler has entered into that certain Employment Agreement with the Debtor, dated October 1, 1997, and amended by that certain Amendment to Employment Agreement, dated June 1, 2001 (each such Employment Agreement, as amended, is hereinafter respectively referred to as the “Estrin Employment Agreement” and the “Butler Employment Agreement”).

     F.     Estrin, Butler and HSG maintain voting control over the Debtor through their combined ownership of the common stock of Avatex and through the ownership by Avatex of the common stock of the Debtor.

     G.     The Parties desire to terminate the Estrin Employment Agreement and the Butler Employment Agreement.

     H.     The Parties, HSG and Avatex desire to (i) grant mutual releases and (ii) make certain other agreements and covenants to each other.

     NOW, THEREFORE, in consideration of the mutual covenants herein and benefits derived herefrom and other consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending legally to be bound, agree as follows:

Agreement

     1.     Effective Date of Agreement. Except for the provisions of Sections 3 and 5 hereof which are binding on the Parties as of the date hereof, this Agreement shall become effective at 11:59 p.m. on the date when the order of the Court approving this Agreement becomes a final, nonappealable order that is not subject to any stay (the “Effective Date”). Each of the Estrin Employment Agreement and the Butler Employment Agreement shall remain in full force and effect until the Effective Date and upon the occurrence of the payments and transfers described in Section 2 hereof, at which time such agreements shall terminate and each of Estrin and Butler shall resign as a member of the Board of Directors, officer and employee of the Debtor.

     2.     Settlements. On the Effective Date, the Parties agree as follows:

             2.1      The Debtor shall pay, in accordance with Exhibit A, Three Million Dollars ($3,000,000) by wire transfer of immediately available funds to the parties identified in Exhibit A attached hereto.

             2.2      Subject to obtaining the appropriate consents, the Debtor shall transfer, or cause to be transferred, to each of Estrin and Butler one-half of all right, title and interest of the Debtor or Cabot Noble, Inc., a Delaware corporation and a subsidiary of the Debtor (“Cabot Noble”), in the securities set forth in Exhibit B attached hereto (the “Securities”). In connection therewith, the Debtor hereby covenants and agrees that it shall transfer, or cause to be transferred, to Estrin and Butler good and marketable title to the Securities, free and clear of any lien, encumbrance, restriction or charge.

             2.3      The Debtor shall have paid in full all premiums that come due during the 2002 calendar year on the respective life insurance policies on each of Estrin and Butler as described in Exhibit C attached hereto.

             2.4      The Debtor shall transfer to each of Estrin and Butler all right, title and interest of the Debtor in the respective lease covering the automobile used by each of Estrin and Butler as described in Exhibit D attached hereto. The Debtor hereby covenants and agrees that, at the time of such transfer, (a) the Debtor shall have paid all remaining payments through the term of each lease, and (b) each lease shall be in full force and effect with no defaults or breaches thereunder or events which, with the passage of time, would constitute a default or breach. The Debtor shall take all steps reasonably necessary and appropriate to assume such leases and assign them to Estrin and Butler, respectively, pursuant to the Bankruptcy Code; provided, however, that, in the event that either or both of such leases cannot be assigned to Estrin and Butler, then the Debtor shall assume the same and permit each of Estrin and Butler to use exclusively the respective automobile covered by such lease.

             2.5      The Debtor and each of Estrin and Butler shall execute all documentation and do all acts necessary to effectuate the transfers described in Sections 2.2 and 2.4 hereof. All costs and expenses connected with such transfers shall be borne by the Debtor.

     3.     Covenants of the Parties. The Parties covenant and agree as follows:

             3.1      Notwithstanding the termination of the Estrin Employment Agreement and the Butler Employment Agreement, and through the effective date of a plan of reorganization that has been confirmed by the Court, the Debtor shall continue to pay all costs associated with maintaining the medical, hospitalization, long-term disability and dental coverage on each of Estrin and Butler at the same levels as currently in effect.

     3.2 From and after the Effective Date, the Debtor shall continue to indemnify and hold harmless each of Estrin and Butler (including advance payment of expenses and reasonable attorneys’ fees) with respect to any and all of his acts or omissions during the time he was, or by reason of the fact that he was, a member of the Board of Directors, officer or employee of the Debtor or any subsidiary or affiliate of the Debtor in accordance with the Debtor’s articles or certificate of incorporation and bylaws and notwithstanding any amendment or change to the same.

     3.3 From and after the Effective Date, the Debtor shall continue to cover Estrin and Butler under its current errors and omissions or similar policy. If such coverage is not possible or the Debtor confirms a plan of reorganization, the Debtor shall pay the premiums for a tail or runoff policy or policies for equivalent coverage for a reasonable and customary period of time which shall not be less than what is, or shall be, provided to other officers and members of the Board of Directors of the Debtor.

     3.4 Within fifteen (15) days after the Effective Date, in addition to the expenses referred to in Exhibit A, the Debtor shall, upon submission of appropriate documentation, reimburse each of Estrin and Butler for all costs and expenses incurred by each of them through the Effective Date that are reimbursable under the Estrin Employment Agreement and the Butler Employment Agreement, as the case may be, and for all costs and expenses of legal counsel that are incurred by Estrin and Butler through the Effective Date in connection with the negotiations, discussions and correspondence relating to this Agreement and the prior Term Sheet submitted to the Debtor by Estrin and Butler regarding the management and disposition of the Debtor’s assets.

     3.5 The Parties shall cooperate with each other and shall take all steps reasonably necessary and appropriate in order to obtain, on an expedited basis, an order of the Court approving this Agreement.

     4.     Mutual Releases.

     4.1 (a) Except for the Debtor’s and the Creditors Committee’s obligations expressly set forth in this Agreement, in consideration of this Agreement and the monies and other good and valuable consideration provided to Estrin and Butler pursuant to this Agreement, each of Estrin and Butler, individually and on behalf of their respective successors, assigns, agents, affiliates, attorneys, financial advisors and accountants (individually and collectively, the “Estrin/Butler Releasors”), hereby irrevocably and unconditionally release, waive and forever discharge the Debtor, the Creditors Committee and each of its members, individually and in their capacity as a member of the Creditors Committee, and each of their respective successors, assigns, agents, affiliates, attorneys, financial advisors and accountants, directors, officers and employees (individually and collectively, the “Debtor/Committee Releasees”), from any and all action, causes of action, claims, demands, damages, rights, remedies and liabilities of whatsoever kind or character, in law or equity, suspected or unsuspected, known or unknown, past or present, the Estrin/Butler Releasors have ever had, may now have, or may later assert against any of the Debtor/Committee Releasees, whether or not arising out of or related to (i) Estrin’s and Butler’s employment with or the performance of any services to or on behalf of the Debtor or the termination of that employment with or the performance of any services to or on behalf of the Debtor or the termination of that employment and those services, (ii) any claim of Estrin and Butler as a creditor of the Debtor or (iii) any claim or cause or action of Estrin and Butler relating to the Debtor’s bankruptcy proceedings from the beginning of time to the Effective Date (hereinafter collectively referred to as “Estrin/Butler Claims”), Estrin/Butler Claims to include, without limitation: (a) any claims arising out of or related to any federal, state and/or local labor or civil rights laws as each may have been amended from time to time; and (b) any claims arising out of or related to any contract, including, without limitation, the Estrin Employment Agreement and the Butler Employment Agreement, any and all other federal, state or local constitutions, statutes, rules or regulations, or under any common law right of any kind whatsoever, or under the laws of any country or political subdivision, including, without limitation, any claims for any kind of tortious conduct (including but not limited to, any claim of defamation or distress or personal or business injury), promissory or equitable estoppel, breach of the Debtor’s policies, rules, regulations, handbooks or manuals, breach of express or implied contract or covenants of good faith, wrongful or retaliatory discharge or dismissal, violation of public policy and/or failure to pay or provide in whole or part any relocation allowances or expenses reimbursements, salary, compensation, bonus, incentive compensation, profit sharing, deferred stock, stock bonus awards or stock bonus incentives, stock or unit options, purchase, sale, or ownership of the stock of the Debtor, overtime compensation, severance pay, fringe benefits, perquisites or benefits or payments of any kind whatsoever, including disability and medical benefits, back pay, front pay or any compensatory, special or consequential damages, punitive or liquidated damages, attorneys’ fees, costs, disbursements or expenses, or for any other reason or thing.

     (b)  Execution of this Agreement by Estrin and Butler operates, as of the Effective Date, as a complete bar and defense against any and all of the Estrin/Butler Claims against the Debtor/Committee Releasees. If any of the Estrin/Butler Releasors should hereafter assert any of Estrin Claims in any charge, complaint, action, claim or proceeding against any of Debtor/Committee Releasees, this Agreement may be raised as and shall constitute a complete bar to any such charge, complaint, action, claim or proceeding, and the Debtor/Committee Releasees shall be entitled to and shall recover from the party or parties asserting such Estrin/Butler Claims all costs incurred, including attorneys’ fees, in defending against any such charge, complaint, action, claim or proceeding.

     (c)  In furtherance of the foregoing provisions of this Section 4 and without limiting any of them, Estrin and Butler represent, warrant and agree that, on their behalf and on behalf of any and all other persons and entities with which Estrin and Butler are affiliated, they waive any and all claims arising out of or in connection with any executory contract or agreement with the Debtor including, without limitation, any and all claims arising from the rejection of any such executory contract or agreement.

           4.2      (a)      Except for Estrin’s and Butler’s obligations expressly set forth in this Agreement, in consideration of this Agreement and other good and valuable consideration provided to the Debtor, the Debtor’s bankruptcy estate, creditors of the estate, and the Creditors Committee pursuant to this Agreement, each of the Debtor and the Creditors Committee and each of its members, individually and in their capacity as a member of the Creditors Committee, and on behalf of their respective successors, assigns, agents, affiliates, attorneys, financial advisors and accountants, directors, officers and employees (individually and collectively, the “Debtor/Committee Releasors”), hereby irrevocably and unconditionally release, waive and forever discharge Estrin and Butler and each of their respective successors, assigns, agents, affiliates, attorneys, financial advisors and accountants (individually and collectively, the “Estrin/Butler Releasees”), from any and all actions, causes of action, claims, demands, damages, rights, remedies and liabilities of whatsoever kind or character, in law or equity, suspected or unsuspected, known or unknown, past or present, that the Debtor/Committee Releasors have ever had, may now have, or may later assert against any of the Estrin/Butler Releasees, whether or not arising out of or related to (i) Estrin’s and Butler’s employment with or the performance of any services to or on behalf of the Debtor or the termination of that employment with or the performance of any services to or on behalf of the Debtor or the termination of that employment and those services or (ii) any claim or cause of action of the Debtor or the Creditors Committee relating to the Debtor’s bankruptcy proceedings from the beginning of time to the Effective Date (hereinafter collectively referred to as “Debtor/Committee Claims”), the Debtor/Committee Claims to include, without limitation: (a) any claims arising out of or related to any federal, state and/or local labor or civil rights laws as each may have been amended from time to time, and (b) any claims arising out of or related to any contract, including, without limitation, the Estrin Employment Agreement and the Butler Employment Agreement, any and all other federal, state or local constitutions, statues, rules or regulations, or under any common law right of any kind whatsoever, or under the laws of any country or political subdivision, including, without limitation, any claims for any kind of tortious conduct (including, but not limited to, any claim of defamation or business injury), promissory or equitable estoppel, breach of the Debtor’s policies, rules, regulations, handbooks or manuals, breach of express or implied contract or covenants of good faith, payments of any kind whatsoever, including compensatory, special or consequential damages, punitive or liquidated damages, attorneys’ fees, costs, disbursements or expenses, or for any other reason or thing.
                         (b)  Execution of this Agreement by the Debtor and the Creditors Committee operates, as of the Effective Date, as a complete bar and defense against any and all of the Debtor/Committee Claims against the Estrin/Butler Releasees. If any of the

Debtor/Committee Releasors, including any trustee appointed in the bankruptcy case, should hereafter assert any of the Debtor/Committee Claims in any charge, complaint, action, claim or proceeding against any of the Estrin/Butler Releasees, this Agreement may be raised as and shall constitute a complete bar to any such charge, complaint, action, claim or proceeding, and the Estrin/Butler Releasees shall be entitled to and shall recover from the party or parties asserting such Debtor/Committee Claims all costs incurred, including attorneys’ fees, in defending against any such charge, complaint, action, claim or proceeding.

                        4.3 (a) Except for the Debtor’s and the Creditors Committee’s obligations expressly set forth in this Agreement, in consideration of this Agreement and other good and valuable consideration provided to HSG and Avatex pursuant to this Agreement, each of HSG and Avatex, individually and on behalf of their respective successors, assigns, agents, affiliates, attorneys, directors, officers and employees (the “HSG/Avatex Releasors”), hereby irrevocably and unconditionally release, waive and forever discharge the Debtor and the Creditors Committee and each of its members, individually and in their capacity as a member of the Creditors Committee, and each of their respective successors assigns, agents, affiliates, attorneys, directors, officers and employees (individually and collectively, the “Debtor/Committee Releasors”), from any and all actions, causes of action, claims, demands, damages, rights, remedies and liabilities of whatsoever kind or character, in law or equity, suspected or unsuspected, known or unknown, past or present, that the HSG/Avatex Releasors have ever had, may now have, or may later assert against the Debtor/Committee Releasees, from the beginning of time to the Effective Date (hereinafter collectively referred to as “HSG/Avatex Claims”), the HSG/Avatex Claims to include, without limitation: (1) any claims arising out of or related to any federal, state and/or local labor or civil rights laws as each may have been amended from time to time; and (2) any claims arising out of or related to any contract, including, without limitation, the Estrin Employment Agreement and the Butler Employment Agreement, and all other federal, state or local constitutions, statutes, rules or regulations, or under any common law right of any kind whatsoever, or under the laws of any country or political subdivision, including, without limitation, any claims for any kind of tortious conduct (including, but not limited to, any claim of defamation or business injury), promissory or equitable estoppel, breach of the Debtor’s policies, rules, regulations, handbooks or manuals, breach of express or implied contract or covenants of good faith, payments of any kind whatsoever, including compensatory, special or consequential damages, punitive or liquidated damages, attorneys’ fees, costs, disbursements or expenses.

                        (b)  Execution of this Agreement by HSG and Avatex operates, as of the Effective Date, as a complete bar and defense against any and all of the HSG/Avatex Claims against the Debtor/Committee Releasees. If any of the HSG/Avatex Releasors should hereafter assert any of the HSG/Avatex Claims in any charge, complaint, action, claim or proceeding, against any of the Debtor/Committee Releasees, this Agreement may be raised as and shall constitute a complete bar to any such charge, complaint, action, claim or proceeding, and the Debtor/Committee Releasees shall be entitled to and shall recover from the party or parties asserting such HSG/Avatex Claims all costs incurred, including attorneys’ fees, in defending against any such charge, complaint, action, claim or proceeding.
                4.4 (a) Except for HSG’s and Avatex’s obligations expressly set forth in this Agreement, in consideration of this Agreement and other good and valuable consideration provided to the Debtor, the Debtor’s bankruptcy estate, creditors of the estate, and the Creditors Committee pursuant to this Agreement, the Debtor/Committee Releasors hereby irrevocably and unconditionally release, waive and forever discharge HSG and Avatex and each of their respective successors, assigns, agents, affiliates, attorneys, directors, officers and employees (individually and collectively, the “HSG/Avatex Releasees”), from any and all actions, causes of action, claims, demands, damages, rights, remedies and liabilities of whatsoever kind or character, in law or equity, suspected or unsuspected, known or unknown, past or present, that Debtor/Committee Releasors have ever had, may now have, or may later assert against either of them, from the beginning of time to the Effective Date (hereinafter collectively referred to as “Debtor/Committee Claims”), the Debtor/Committee Claims to include, without limitation: (1) any claims arising out of or related to any federal, state and/or local labor or civil rights laws as each may have been amended from time to time; and (2) any claims arising out of or related to any contract, including, without limitation, the Estrin Employment Agreement and the Butler Employment Agreement, any and all other federal, state or local constitutions, statutes, rules or regulations, or under any common law right of any kind whatsoever, or under the laws of any country or political subdivision, including, without limitation, any claims for any kind of tortious conduct (including, but not limited to, any claim of defamation or business injury), promissory or equitable estoppel, breach of the Debtor’s policies, rules, regulations, handbooks or manuals, breach of express or implied contract or covenants of good faith, payments of any kind whatsoever, including compensatory, special or consequential damages, punitive or liquidated damages, attorneys’ fees, costs, disbursements or expenses.

                        (b)  Execution of this Agreement by the Debtor and the Creditors Committee operates, as of the Effective Date, as a complete bar and defense against any and all of the Debtor/Committee Claims against the HSG/Avatex Releasees. If any of the Debtor/Committee Releasors, including any trustee appointed in the bankruptcy case, should hereafter assert any of the Debtor/Committee Claims in any charge, complaint, action, claim or proceeding against any of the HSG/Avatex Releases, this Agreement may be raised as and shall constitute a complete bar to any such charge, complaint, action, claim or proceeding, and the HSG/Avatex Releases shall be entitled to and shall recover from the party or parties asserting such Debtor/Committee Claims all costs incurred, including attorneys’ fees, in defending against any such charge, complaint, action, claim or proceeding.

     5.     No Disparagement. None of the Parties shall communicate to any individual or entity any disparaging or deleterious statement, comment or remark whatsoever regarding the integrity, dignity and the respective personal, professional and business reputation of Estrin, Butler, the Creditors Committee or the Debtor. In response to any inquiry from any individual or entity as to the causes of and circumstances regarding the termination of Estrin’s and Butler’s employment with the Debtor, a Party shall communicate a response that Estrin and Butler entered into a mutually agreed upon settlement.

     6.     Notices.

             6.1  All notices, demands and other communications made in respect of this Agreement shall be made to the following addresses by facsimile transmission, hand delivery or first class mail to:

The Debtor:	Phar-Mor, Inc. 20 Federal Plaza West P.O. Box 400 Youngstown, Ohio 44501 Attention: John R. Ficarro, Esq., Chief Administrative Officer Facsimile: 330/740-2985

With a copy to:	Michael A. Gallo, Esq. Nadler Nadler & Burdman Co., LPA 20 Federal Plaza West, Suite 600 Youngstown, Ohio 44503 Facsimile: 330/744-8690

Mark B. Joachim, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, NY 10104-0050 Facsimile: 212/468-7900

Creditors Committee:	Brett H. Miller, Esq. Otterbourg, Steindler, Houston & Rosen P.C. 230 Park Avenue New York, New York 10169 Facsimile: 212/682-6104

Estrin:	Melvyn J. Estrin 7200 Wisconsin Avenue Suite 600 Bethesda, Maryland 20814 Facsimile: 301/941-8690

With a copy to:	Paul T. Kaplun, Esq. Venable, Baetjer, Howard & Civiletti, LLP 1201 New York Avenue, N.W. Suite 1000 Washington, D.C. 20005 Facsimile: 202/962-8300

Butler:	Abbey J. Butler 13745 Monaco Way Palm Beach Gardens, Florida 33410 Facsimile: 561/799-6883

With a copy to:	Paul T. Kaplun, Esq. Venable, Baetjer, Howard & Civiletti, LLP 1201 New York Avenue, N.W. Suite 1000 Washington, D.C. 20005 Facsimile: 202/962-8300

               6.2      Except as otherwise specifically provided herein, notices shall be deemed made and correspondence received as follows:

                                             (i)  By mail – the sooner of actual receipt or three (3) days following deposit in the United States mail, postage prepaid.

                                             (ii)  By overnight express delivery – next business day.

                                             (iii)  By hand – same day as date of delivery if delivered before 5:00 p.m.; otherwise, the next business day.

                                             (iv)  By facsimile transmission, with confirmation of delivery – same business day as date of delivery if sent before 5:00 p.m.; otherwise, the next business day.

                                             (v)  Rejection or refusal to accept delivery and inability to deliver because of a changed address or facsimile number for which no due notice was given shall be deemed received when sent.

     7.     Miscellaneous.

             7.1      Governing Law. This Agreement and all rights and obligations hereunder, including, matters of construction, validity and performance, shall be governed by the laws of the State of Ohio, without regard to its otherwise applicable conflicts of law or choice of law principles. The Court shall have sole jurisdiction for the approval of this Agreement and shall retain sole jurisdiction for all disputes that may arise hereunder.

             7.2      Counterparts. This Agreement may be signed in one or more counterparts each of which shall be an original and all of which taken together shall constitute one Agreement.

             7.3      Binding Effect. This Agreement shall be binding upon, and shall inure the benefit of, the Parties and their respective estates, heirs, personal and legal representatives, successors and assigns, and, in the case of the Debtor, any successor in interest or trustee under the Bankruptcy Code.

     The Parties have executed this Agreement as of this 12th day of June, 2002.

PHAR-MOR, INC., on behalf of itself and its subsidiaries and affiliates

/s/ By:
Its:

CREDITORS COMMITTEE

/s/ By: [Illegible]
Its: [Illegible]

MELVYN J. ESTRIN

/s/

ABBEY J. BUTLER

/s/

     Avatex has executed this Agreement as of this ___ day of June, 2002 soley with respect to the mutual releases set forth in Section 4.3 and 4.4 hereof.

AVATEX

/s/ By:
Its:

     HSG has executed this Agreement as of this ___ day of June, 2002 soley with respect to the mutual releases set forth in Section 4.3 and 4.4 hereof and the payment set forth in Exhibit A.

HSG

/s/ By:
Its:

EXHIBIT A

ALLOCATION OF $3,000,000 PAYMENT

1.	A severance payment shall be made to each of Estrin and Butler as follows:

Estrin		$200,000
Butler		$200,000

	Total	$400,000

     2.     Each of Estrin, HSG and Butler shall receive reimbursements for prior year expenses that were not previously submitted to the Debtor. A detailed listed and supporting documentation has been submitted to the Debtor or shall be submitted to Debtor simultaneously with the execution of the Agreement. The amounts of such reimbursements are as follows:

Estrin		$103,752
HSG (with respect to Estrin)		$74,220
Butler		$96,230

	Total	$274,202

3.	It is understood by the Parties that Estrin, Butler and HSG maintain voting control over the Debtor (a) by reason of their combined ownership, in the aggregate, of the common stock of Avatex, which common stock is a capital asset in their hands, and (b) by reason of the ownership by Avatex of the common stock of the Debtor. By entering into this Agreement, the Parties acknowledge that, in exchange for the amounts listed below, Estrin, HSG and Butler, through their ownership of Avatex common stock and the voting rights attributable to such stock, are agreeing that they will not, as of the Effective Date, exercise such voting rights in such a manner so as to cause either or both of them to serve on the Board of Directors of the Debtor. The breakdown of such amounts shall be as follows:

Estin		$280,507
HSG		$841,521
Butler		$1,203,770

	Total	$2,325,798

EXHIBIT B

SECURITIES

Transfer by the Debtor

Value

Avatex	4,948,600 shares of common stock	- 0 -

Chemlink	35.795% Series B LLC membership interest[1]	- 0 -
Acquisition Company LLC

Transfer by Cabot Noble

Value

Presby Corp.	610,950 shares of Series B preferred stock[2]	$100,000

Medical Internet Technologies, Inc.	610,950 shares of common stock[3]	- 0 -

PC Lens Corp.	610,950 shares of common stock[2]	- 0 -

RAS Service, L.P.	212,50 Units[2]	- 0 -

[1] Estrin’s 1/2 interest to be transferred to University Research Co., LLC.

[2] Estrin’s 1/2 interest to be transferred to St. Elizabeth’s Hospital, Inc.

EXHIBIT C

LIFE INSURANCE POLICIES

Estrin: First Colony term policy #548-7336

Butler: Travelers term policy #482-0411

Premiums that come due in the 2002 calender year shall be paid in accordance with the Estrin Employment Agreement and the Butler Employment Agreement, as the case may be.

EXHIBIT D

AUTOMOBILE LEASES

Estrin: two-year lease expiring January 24, 2003, with a monthly lease payment of $1,882.84.

Bulter: three-year lease expiring December 1, 2002, with a monthly lease payment of $1,083.56.